Exhibit 99.6

CONSENT OF AUTHOR

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Minera Andes Inc. (the “Company”)

The undersigned is responsible for preparing or supervising the preparation of all or a portion of the technical report titled “Canadian National Instrument 43-101 Technical Report in Support of the Preliminary Assessment on the Development of the Los Azules Project, San Juan Province, Argentina” effective March 19, 2009 (the “Technical Report”).

Pursuant to Section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, this letter constitutes the consent of the undersigned to the public filing of the Technical Report and to extracts from, or a summary of, the Technical Report in the news release dated February 5, 2009 (the “Disclosure”).  The undersigned hereby confirms that he has read the Disclosure and that the Disclosure fairly and accurately represents the information in the Technical Report and that the Technical Report supports the Disclosure.

Dated this 19th day of March, 2009.

/s/ Randolph P. Schneider MAusIMM

Randolph P. Schneider MAusIMM

Study Manager, Samuel Engineering